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                                          Filed by Kentucky River Properties LLC
                           Pursuant to Rule 425 under the Securities Act of 1933
                                Subject Company: Kentucky River Coal Corporation
                                               Commission File Number: 333-83634



                           [KENTUCKY RIVER LETTERHEAD]

                                  March 5, 2002

TO THE SHAREHOLDERS:

         On March 1, 2002, Kentucky River Properties LLC, our limited liability company subsidiary, filed a registration statement with the Securities and Exchange Commission relating to our proposed corporate restructuring to convert to S corporation tax status.

         These materials are subject to change and we will not mail a proxy statement/prospectus relating to the restructuring until we finalize these materials, which we expect to take several months.

         You may obtain a free copy of the registration statement at the SEC's website at www.sec.gov. In addition, you may also obtain the registration
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statement and other documents filed with the SEC free of charge by requesting them from the Corporate Secretary in writing at Kentucky River Coal Corporation,
Attention: Corporate Secretary, 200 West Vine Street, Suite 8-K, Lexington, Kentucky 40507, or by telephone at (859) 254-8498.




James G. Kenan, III                                  Fred N. Parker
Chairman                                             President and CEO




         This letter does not constitute a solicitation of proxies or an offer of any securities for sale. Kentucky River Properties LLC, a wholly owned subsidiary of Kentucky River Coal Corporation, has filed a Registration Statement with the Securities and Exchange Commission that contains the prospectus of Kentucky River Properties LLC relating to the subscription rights to be issued in the restructuring and the related membership units, and the proxy statement of Kentucky River Coal Corporation relating to the special meeting of shareholders at which the restructuring will be considered and voted upon by the shareholders, as well as other relevant documents concerning the proposed restructuring. Shareholders are urged to read the proxy statement/prospectus along with any other documents filed with the SEC because they contain important information. You may obtain a free copy of the Registration Statement, including the exhibits filed therewith at the SEC's website at www.sec.gov. In addition, you may obtain the proxy
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statement/prospectus and other documents filed with the SEC free of charge by requesting them from the Corporate Secretary in writing at Kentucky River Coal Corporation, Attention: Corporate Secretary, 200 West Vine Street, Suite 8-K, Lexington, Kentucky 40507, or by telephone at (859) 254-8498.